PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE May 7, 2009

SHAREHOLDING IN VATUKOULA INCREASED TO 20% STRATEGIC RELATIONSHIP WITH VATUKOULA GOLD MINES PLC

Vancouver, British Columbia, May 7, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) is pleased to announce that it has entered into a Subscription Agreement  ("the Subscription Agreement") with Vatukoula Gold Mines plc (“VGM”)  to acquire a further 200,000,000 ordinary shares of VGM ("the Subscription Shares") for an investment of £1,200,000 (£0.006 per share), or approximately Cdn$2,160,000 ("the Subscription").

Upon completion of the Subscription, Canadian Zinc will hold a total of 547,669,022 ordinary shares, or approximately 20.01% of the issued share capital of VGM.

Completion of the Subscription is subject to approval of VGM shareholders at an Extraordinary General Meeting, which is planned to be held within the next 30 days, to confer authority under the United Kingdom Companies Act 1985 to issue the Subscription Shares without the requirement to first offer them on a pre-emptive basis to existing shareholders.

Canadian Zinc has granted Viso Gero Global, Inc. (“Viso Gero”), a subsidiary of Red Lion Management Ltd., the option until January 9, 2010 to purchase up to 200,000,000 of its VGM Shares at an exercise price of £0.01 per share ("the Viso Gero Call Option").  Viso Gero is a private company from which Canadian Zinc acquired 347,669,022 shares of VGM as previously announced on April 9, 2009.  Viso Gero acquired the Vatukoula Mine from the previous owners in 2006 and sold it to VGM in 2008.   Unless and until the Viso Gero Call Option is exercised, Viso Gero has no rights as a shareholder of VGM and CZN is entitled to vote the VGM shares.

Should Viso Gero exercise the Viso Gero Call Option to purchase up to 200,000,000 shares of VGM from Canadian Zinc, then, under the terms of the Subscription Agreement, Canadian Zinc will be entitled to subscribe for up to 250,000,000 additional VGM shares so that the total percentage shareholding held by CZN in VGM remains at 20.01% ("the Additional Shares").  The subscription price for the Additional Shares will be 95% of the volume weighted average price of VGM shares for the five trading days prior to the exercise of the Viso Gero Call Option.

Under the Subscription Agreement VGM has also undertaken that, following the completion of the Subscription, in the event of any future financing by VGM within the next twelve months, Canadian Zinc will be invited to participate on the same terms in such financing pro rata to its holding so as to maintain its equity position in VGM immediately prior to the completion of such equity financing.   In addition, VGM has agreed that two nominees of Canadian Zinc will be appointed to the Board of VGM.

Commenting on the investment in VGM John Kearney, Chairman and Chief Executive of Canadian Zinc said:

“We are happy to increase our shareholding in Vatukoula and we look forward to forming a valuable strategic relationship with VGM in the operation and expansion of the Vatukoula Gold Mine”.

The shares of VGM are being acquired for investment purposes.  Depending on the performance of the Vatukoula mine and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

Further to the Subscription Agreement, Canadian Zinc confirms that it presently has no intentions of making an offer for VGM but reserves the right (on behalf of itself and anyone acting in concert with Canadian Zinc) to announce an offer or possible offer for VGM and/or to take any other action which would otherwise be restricted under Rule 2.8 of the UK City Code on Takeovers and Mergers ("the City Code") within the next six months in the event that:

(i)	a third party announces an offer or possible offer for VGM; or

(ii)
if any announcement is made by or on behalf of VGM that it is in discussions which may or may not lead to an offer (or partial offer), or formally or informally invites an offer (or partial offer) for VGM; or

(iii)	VGM announces a 'whitewash proposal' or a 'reverse takeover' (each as defined in the City Code).

Canadian Zinc has agreed that for a period of nine months from the date of issue of the Subscription Shares it will not dispose of any of the Subscription Shares without the prior consent of the Board of VGM, except in certain defined circumstances.

About Vatukoula Gold Mines plc:

Vatukoula Gold Mines plc is a UK company, listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange, which currently owns and operates the Vatukoula Gold Mine located in Fiji.

The Vatukoula Gold Mine has an operational history of over 70 years during which time it is reported to have produced some seven million ounces of gold and over two million ounces of silver from the treatment of around 22,500,000 tonnes of ore.  Production at the mine was suspended by the previous owners in 2006, following which VGM acquired the mine and restarted operations.

Based on a Competent Persons Report dated March 2008 prepared for VGM by CSA Consulting International Limited under the JORC reporting standards, the Vatukoula Mine has a reported mineral resource of 12.2 million tonnes (Measured and Indicated) at a grade of 9.47 grams of gold per tonne and 4.6 million tonnes (Inferred) at a grade of 10.77 grams of gold per tonne.  The Competent Persons Report was not prepared in accordance with Canadian National Instrument 43-101 standards.  CZN is not in a position to reconcile the reported resources to CIM standards under National Instrument 43-101.

Upon completion of Canadian Zinc’s investment, and coupled with a recently closed private placement of £3.8 million at the same price of £0.006 per share, VGM reports that it will have approximately £5 million to fund its capital expenditure program at the Vatukoula Mine, which includes the acquisition of underground equipment, trucks and pumps and improved power generating capacity with the objective of enhancing production to its target of 110,000 ounces of gold per year.

About Canadian Zinc:

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions/transactions and the advancement of mineral properties.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com